Free Writing Prospectus	Filed pursuant to Rule 433
(to the Preliminary Prospectus	Registration Statement Nos. 333-195749
Supplement dated November 3, 2016)	333-195749-04

$350,000,000 of 3.100% Senior Notes due 2026

$300,000,000 of 4.300% Senior Notes due 2046

Final Term Sheet

November 3, 2016

Issuer:	Principal Financial Group, Inc.	Principal Financial Group, Inc.

Expected Ratings (Moody’s / S&P)*:	Baa1 / BBB+	Baa1 / BBB+

Issue:	3.100% Senior Notes due 2026 fully and unconditionally guaranteed by Principal Financial Services, Inc. (the “2026 Notes”)	4.300% Senior Notes due 2046 fully and unconditionally guaranteed by Principal Financial Services, Inc. (the “2046 Notes”)

Offering Size:	$350,000,000	$300,000,000

Coupon:	3.100% per annum	4.300% per annum

Trade Date:	November 3, 2016	November 3, 2016

Settlement Date:	November 10, 2016 (T+5)**	November 10, 2016 (T+5)**

Maturity Date:	November 15, 2026	November 15, 2046

Treasury Benchmark:	UST 1.500% due August 15, 2026	UST 2.500% due May 15, 2046

US Treasury Price:	97-05+	97-25+

US Treasury Yield:	1.817%	2.607%

Spread to Treasury:	130 basis points	170 basis points

Re-offer Yield:	3.117%	4.307%

Price to Public (Issue Price):	99.854%	99.882%

Net Proceeds to Issuer (before Expenses):	$347,214,000	$297,021,000

Interest Payment Dates:	Semi-annually on May 15 and November 15 of each year, commencing on May 15, 2017 (long first coupon)	Semi-annually on May 15 and November 15 of each year, commencing on May 15, 2017 (long first coupon)

Optional Redemption:

The Issuer may redeem the 2026 Notes, at its option, at any time and from time to time, in whole or in part, as set forth herein. If the 2026 Notes are redeemed prior to August 15, 2026, the redemption price will be equal to the greater of:

(a) 100% of the principal amount of the 2026 Notes to be redeemed; or

(b) an amount equal to the sum of the present values of the remaining scheduled payments of principal and interest on the 2026 Notes to be redeemed that would be due if the 2026 Notes matured on August 15, 2026, not including any portion of the payments of interest accrued as of such redemption date, discounted to such redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the prospectus supplement relating to the 2026 Notes), plus 20 basis points, as calculated by an independent investment banker;

plus, in each case, accrued and unpaid interest on the 2026 Notes to be redeemed to, but excluding, the relevant redemption date.

If the 2026 Notes are redeemed on or after August 15, 2026, the redemption price will be equal to 100% of the principal amount of the 2026 Notes to be redeemed plus accrued and unpaid interest on the 2026 Notes to be redeemed to, but excluding, the relevant redemption date.

The Issuer may redeem the 2046 Notes, at its option, at any time and from time to time, in whole or in part, as set forth herein. If the 2046 Notes are redeemed prior to May 15, 2046, the redemption price will be equal to the greater of:

(a) 100% of the principal amount of the 2046 Notes to be redeemed; or

(b) an amount equal to the sum of the present values of the remaining scheduled payments of principal and interest on the 2046 Notes to be redeemed that would be due if the 2046 Notes matured on May 15, 2046, not including any portion of the payments of interest accrued as of such redemption date, discounted to such redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the prospectus supplement relating to the 2046 Notes), plus 30 basis points, as calculated by an independent investment banker;

plus, in each case, accrued and unpaid interest on the 2046 Notes to be redeemed to, but excluding, the relevant redemption date.

If the 2046 Notes are redeemed on or after May 15, 2046, the redemption price will be equal to 100% of the principal amount of the 2046 Notes to be redeemed plus accrued and unpaid interest on the 2046 Notes to be redeemed to, but excluding, the relevant redemption date.

CUSIP/ISIN:	74251VAM4 / US74251VAM46	74251VAN2 / US74251VAN29

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC Citigroup Global Markets Inc. HSBC Securities (USA) Inc. Barclays Capital Inc. Goldman, Sachs & Co.	Credit Suisse Securities (USA) LLC Citigroup Global Markets Inc. HSBC Securities (USA) Inc. Barclays Capital Inc. Goldman, Sachs & Co.

	Merrill Lynch, Pierce, Fenner & Smith Incorporated U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC	Merrill Lynch, Pierce, Fenner & Smith Incorporated U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Co-Managers:

BNP Paribas Securities Corp.

BNY Mellon Capital Markets, LLC

RBC Capital Markets, LLC

Credit Agricole Securities (USA) Inc.

Deutsche Bank Securities Inc.

Mizuho Securities USA Inc.

Samuel A. Ramirez & Company, Inc.

UBS Securities LLC

The Williams Capital Group, L.P.

BNP Paribas Securities Corp.

BNY Mellon Capital Markets, LLC

RBC Capital Markets, LLC

Credit Agricole Securities (USA) Inc.

Deutsche Bank Securities Inc.

Mizuho Securities USA Inc.

Samuel A. Ramirez & Company, Inc.

UBS Securities LLC

The Williams Capital Group, L.P.

*A securities rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating.  The rating is subject to revision or withdrawal at any time by the assigning rating organization.

**The Issuer expects to deliver the 2026 Notes and the 2046 Notes against payment for the 2026 Notes and the 2046 Notes on or about the Settlement Date specified above, which will be the fifth business day following the date hereof.  Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise.  Accordingly, purchasers who wish to trade 2026 Notes or 2046 Notes on the date hereof or the next succeeding business day will be required, by virtue of the fact that the 2026 Notes and the 2046 Notes are expected to initially settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

The issuer and the guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer and the guarantor have filed with the SEC for more complete information about the issuer and the guarantor and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at 800-221-1037, Citigroup Global Markets Inc. toll-free at 800-831-9146 or HSBC Securities (USA) Inc. toll free at 866-811-8049.

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